Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-194213

April 24, 2014

SunCoke Energy Partners, L.P.

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated April 23, 2014 and the related prospectus dated March 27, 2014, relating to these securities.

Issuer	SunCoke Energy Partners, L.P. (NYSE: SXCP)

Offering Size:	2,800,000 common units representing limited partner interests

Offering Price:	$29.03 per common unit

Option to purchase additional units:	420,000 additional common units offered by the issuer (30 days)

Proceeds, net of underwriting discounts, commissions and offering expenses:	Approximately $76,382,640 million, or approximately $88,087,536 million if the underwriters exercise their option to purchase additional common units in full

Trade Date:	April 24, 2014

Settlement Date:	April 30, 2014

CUSIP:	86722Y101

Underwriters:	Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus supplement, on April 24, 2014, one of the underwriters purchased, on behalf of the syndicate, 21,433 common units at an average price of $28.48328 per unit in stabilizing transactions.

Additional Information:

SunCoke Energy Partners, L.P. has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about SunCoke Energy Partners, L.P. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a copy of the preliminary prospectus supplement and prospectus relating to the offering may also be obtained from: Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email: barclaysprospectus@broadridge.com, or by telephone at (888) 603-5847; BofA Merrill Lynch, by telephone at (866) 500-5408; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (800) 831-9146, or by email: batprospectusdept@citi.com; Wells Fargo Securities, Attn: Equity

Syndicate Dept., 375 Park Avenue, New York, New York 10152, or by telephone at (800) 326-5897, or by email: cmclientsupport@wellsfargo.com; Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204.